UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. ___ )*

TELECOM ARGENTINA S.A

(Name of Subject Company (Issuer))

FINTECH TELECOM, LLC

(Names of Filing Persons (Offerors))

CLASS B SHARES, par value 1 Peso per share

(Title of Class of Securities)

879273209

(CUSIP Number)

Erika Mouynes c/o Fintech Advisory Inc. 375 Park Avenue New York, NY 10152 (212) 593-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to: Richard J. Cooper, Esq. Adam J. Brenneman, Esq. Cleary, Gottlieb, Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation* Not applicable.	Amount of Filing Fee Not applicable.

* No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Tender Offer Statement on Schedule TO relates to a possible tender offer by Fintech Telecom, LLC, a Delaware limited liability company (“FTL”), for all or a portion of the Class B shares, P$1.00 par value per share, of Telecom Argentina, S.A., an Argentine corporation (the “Shares”). On the date hereof, FTL issued a notice (the “Notification”) in Argentina relating to the possible tender offer. An English-language translation of the Notification is attached as Exhibit 1.

This Notification is neither an offer to purchase nor a solicitation of an offer to sell any securities. FTL has not yet commenced a tender offer for the Shares. If required by applicable law and solely upon the satisfaction of the conditions precedent to the tender offer outlined herein, FTL intends to file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO, and Telecom Argentina would file a Solicitation Recommendation on Schedule 14D-9. Holders of the Shares and American Depository Receipts representing the Shares are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission – www.sec.gov. In addition, if and when filed, FTL will provide copies of such documents free of charge to holders of the Shares.